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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of December 2006


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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]        Form 40-F  [__]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [__] No [X]

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                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Press Release, released publicly on December 13, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        JACADA LTD.

                                        By:     /s/ Tzvia Broida
                                                --------------------------------
                                                Name:  Tzvia Broida
                                                Title: Chief Financial Officer

Dated: December 13, 2006



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                                                                       EXHIBIT 1

         Capita Business Centers Select Jacada Unified Desktop Solution

         Leading Provider of Integrated Professional Support Services to
          Deploy Unified Desktop Solution to Increase Efficiencies and
                     Streamline Customer Service Operations

     ATLANTA & LONDON--(BUSINESS WIRE)--Dec. 13, 2006--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that two of Capita's regional business centers have selected Jacada WorkSpace, a unified customer service desktop solution to maximize performance in their customer service operations.

    Capita, the UK's leading provider of integrated professional support services, continuously seeks innovative solutions to improve the efficiency and effectiveness of its contact center operations. To continue its market-leading customer service initiatives and extend its competitive differentiation for one of its largest client contracts, Capita sought a solution that would enable its customer service representatives (CSRs) to better service customers, bridging together all desktop applications and tools they use for greater accessibility and simplified processes, resulting in greater customer and CSR satisfaction. Capita selected Jacada WorkSpace to improve the customer experience by creating a central interaction point for the CSR.

    "Customer service excellence is a key distinguishing factor for Capita today, and our desire to cultivate the highest level of customer satisfaction for our clients is paramount," remarked Mike Minahan, Customer Services Director for Capita. "We selected Jacada WorkSpace as a customer service desktop solution in two business centers in order to provide our CSRs a central point of activity for more expedient call handling and to streamline many of the complex processes that are presently performed in numerous disparate applications."

    "Capita is highly reputed as an organization that delivers high quality service and support for its clients," commented Paul O'Callaghan, president of Jacada. "Capita is one of many companies that we have encountered in the contact center market that has identified desktop complexity as a key customer service obstacle, and we are excited that they have chosen Jacada to address their needs for a strategic unified customer service desktop."

    About Jacada

    Jacada is a leading provider of customer service unified desktop and process optimization solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

    Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

    Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Paul Sewell
             770-352-1310 ext 383
             psewell@jacada.com
             or
             NEI Communications
             Carl Nelson
             781-929-9095
             cnelson111@comcast.net